SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

P.E.

July 26th, 2002

SAES Getters S.p.A.
(Translation of Registrant's Name Into English)

Republic of Italy
(Jurisdiction of incorporation or organization)

**Viale Italia, 77
20020 Lainate, Milan
Italy**
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __x__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ____ No __x__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.)

EXHIBIT INDEX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, SAES Getters S.p.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 31.th, 2002

SAES Getters S.p.A.

by: ____________________

Giuseppe Rolando

For more information, please contact

Giuseppe Rolando
SAES Getters S.p.A.
Group Chief Financial Officer
Tel +39 02 93178 203
Fax +39 02 93178 250
E-mail: giuseppe_rolando@saes-group.com

Gianna La Rana
SAES Getters S.p.A.
Investor Relations Manager
Tel +39 02 93178 273
Fax +39 02 93178 370
E-mail: gianna_la_rana@saes-group.com

SAES GETTERS REPORTS SECOND QUARTER RESULTS

(July 26, 2002, Milan - Italy) Saes Getters S.p.A. (Nasdaq: SAESY) today announced that for the second quarter ended June 30, 2002, **consolidated net sales** were €37.2 million compared to €43.4 million in the year-ago period. **Consolidated net income** was €2.5 million compared to €5.7 million in the year-ago period.
Net income per Ordinary Share and Savings Share was €0.1007 and €0.1163 respectively for the second quarter of 2002, compared to €0.2376 and €0.2532 in the year-ago period.

"Consolidated results remarkably improved after the disappointing performance of the previous quarters. Particularly we are quite satisfied with the Components Aggregate both in terms of sales and profitability, also thanks to the continuous growth of mercury dispensers for fluorescent lamps used in the back-lighting of liquid crystal displays" said Mr. Paolo della Porta, Chief Executive Officer of the Saes Getters Group. "On the opposite the Equipment Aggregate has been negatively affected by the semiconductor downturn" Mr. della Porta added. "We are confident that the favorable trend of the Components Aggregate will be confirmed also in the near future. Regarding the Equipment Aggregate we remain cautious, but confident on the cost reduction resulting from the restructuring plans".

Components Business

Consolidated revenues of the Components Business increased by 14.6% to €27 million in the second quarter of 2002 from €23.6 million in the same period one year-ago.

In particular, net sales of the Display Devices Business Area grew by 7.2% to €14.8 million compared to €13.8 million in the same period one year-ago. The increase is due to the growth of the cathode ray tube market.

Revenues of the Light Sources Business Area were €7.6 million in the second quarter 2002, reflecting an increase of 49.1% compared to the same period in 2001. The rise is due to a stronger demand of mercury dispensers for cold cathode lamps used as back-lighting of liquid crystal displays.

Revenues from the Electronic Devices & Flat Panels Business Area were €3.2 million, basically stable compared to the same period of 2001.

Net sales of the Vacuum Systems & Thermal Insulation Business Area increased by 6.2% to €1.5 million, compared to €1.4 million in the same period of the previous year thanks to increased sales of getters for thermal insulation.

Gross profit for the Components Business was €14.9 million in the second quarter of 2002, compared to €12.5 million in the same period of 2001.

Operating income for the Components Business grew to €7.3 million in the second quarter of 2002, from €5.5 million in the corresponding quarter of 2001 thanks to increased sales and a more favorable sales mix.

Equipment Business

Consolidated revenues of the Equipment Business were €10.1 million in the second quarter of 2002 compared to €19.7 million in the year-ago period, reflecting a decrease of 48.5%.

Net sales of the Pure Gas Technologies Business Area decreased by 54.9% to €4.8 million in the second quarter of 2002, compared to €10.7 million in the same period of 2001. The downturn of the semiconductor market, caused by production capacity excess and weakness of the final market demand, had a negative impact on the investment activity of the sector and consequently on the Group's sales.

Revenues of the Analytical Technologies Business Area decreased by 20% to €3.2 million in the second quarter of 2002, compared to €3.9 million in the correspondent period of 2001. The decrease in sales was due to the semiconductor market downturn.

Net sales of the Facilities Technologies Business Area decreased by 57.4% to €2.1 million from €5 million in the year-ago period. The decrease was due to the above mentioned downturn of the semiconductor market.

Gross profit for the Equipment Business was €2.1 million in the second quarter of 2002 compared to €8.1 million in the corresponding period of 2001.

Operating loss for the Equipment Business in the second quarter of 2002 was €3.7 million, compared to an operating income of €0.4 million in the year-ago period. The drop is mainly due to the decrease in sales. To be noticed that one-time costs, amounting to approximately €0.3 million, have been charged in the second quarter 2002. Such costs are related to the restructuring plan regarding the Pure Gas Technologies Business Area, announced on July 11, 2002. The reorganization plan will enable cost savings, estimated at approximately €2 million per year.

Consolidated gross profit was €17.1 million in the second quarter 2002, compared to €20.6 million in the same quarter of 2001.

Total operating expenses were €13.5 million from €14.6 million in the second quarter of 2001.

Consolidated operating income was €3.6 million in the three months ended June 30, 2002 from €6 million in the year-ago period. The R.O.S. ratio decreased from 13.8% in the second quarter of 2001 to 9.5% in the same period of 2002. The decline with respect to the previous year is mainly due to the reduction of the Equipment Aggregate operating result.

Income taxes were €0.9 million in the three months ended June 30, 2002, compared to €2.3 million in the three months ended June 30, 2001. As a percentage of income before taxes, income taxes were 26.2% in the second quarter of 2002, compared to 28.9% in the second quarter of 2001.

The Group's **net financial position** decreased to €46.7 million as of June 30, 2002, from €49.8 million as of March 31, 2002, mainly because of the disbursement for the payment of dividends.

Six months results

Consolidated net sales for the six months ended June 30, 2002 decreased by 20.8% to €70.7 million, compared to €89.3 million in the year-ago period.

Consolidated net income was €3.8 million in the first six months of 2002, with respect to €12.4 million of the same period of the previous year.

Net income per Ordinary Share and Savings Share was €0.1561 and €0.1717 respectively, compared to €0.5195 and €0.5351 for the corresponding period of 2001.

The gross margin was 43.6% of net sales in the first half of 2002, compared to 47.5% in the same period of 2001.

The R.O.S. ratio for the six months ended June 30, 2002 was 6.7% compared to 15.4% in the year-ago period.

During the current month the Company has been continuing buying back its own shares.

SAES Getters, established in 1940, is the world leader in most of the scientific and technological areas for applications where very low limits of impurities in air, gases, liquids, solids and vacuum systems are necessary. By exploiting its core competencies, SAES Getters is the worldwide primary producer of gettering devices and diverse components for the information display, lamp and other industries. The Group is also a leader in ultra pure gases handling for both semiconductor and other

high tech markets, manufacturing and distributing purifiers, trace impurity analyzers and quality assurance certification services.
In May 1996, SAES Getters became the first Italian company to be listed on the Nasdaq Stock Market. The Company's ADRs trade under the symbol "SAESY".
For more information, visit the Company's website at http://www.saesgetters.com.

Forward-Looking Statements

This news release contains forward-looking statements which are based upon current expectations and involve a number of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company. These factors include the Company's ability to introduce new products at planned costs and on planned schedules, the Company's ability to maintain key client relationships and the environments of the various economies in the countries the Company conducts business. Investors are also directed to consider other risks and uncertainties discussed in the documents filed by the Company with the Security and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

- tables to follow -

Saes Getters S.p.A. and Subsidiaries - Unaudited Consolidated Net Sales per Business Area
Thousands of Euro(except %)

Business Area	2002 2nd qr.	2001 2nd qr.	total difference (%)	price qty effect (%)	exchange rate effect (%)
Display Devices	14,774	13,787	7.2%	7.4%	-0.2%
Light Sources	7,634	5,121	49.1%	52.5%	-3.4%
Electronic Devices & Flat Panels	3,178	3,322	-4.3%	-3.1%	-1.2%
Vacuum Systems & Thermal Insulation	1,459	1,374	6.2%	8.6%	-2.4%
Subtotal Components	**27,045**	**23,604**	**14.6%**	**16.0%**	**-1.4%**
Pure Gas Technologies	4,834	10,711	-54.9%	-54.5%	-0.4%
Analytical Technologies	3,151	3,940	-20.0%	-19.7%	-0.3%
Facilities Technologies	2,148	5,043	-57.4%	-58.2%	0.8%
Subtotal Equipment	**10,133**	**19,694**	**-48.5%**	**-48.6%**	**0.1%**
Other	44	68	-35.3%	-31.0%	-4.3%
Total Net Sales	**37,222**	**43,366**	**-14.2%**	**-13.2%**	**-1.0%**

Index:

Display Devices	Barium getters for cathode ray tubes
Light Sources	Products used in discharge lamps and fluorescent lamps
Electronic Devices & Flat Panels	Getters and metal dispensers for electron vacuum devices and flat panel displays
Vacuum Systems & Thermal Insulation	Pumps for vacuum systems and getters for thermal insulated devices
Pure Gas Technologies	Gas purifier systems for semiconductor industry and other industries
Analytical Technologies	Trace gas analyzers for semiconductor and other industries
Facilities Technologies	Quality assurance, quality control and material inspection of the gas distribution system in semiconductor industry and other industries

Saes Getters S.p.A. and Subsidiaries - Unaudited Consolidated Net Sales by Geographic Location of Customer
Thousands of Euro

	2002 2nd qr.	2001 2nd qr.
Italy	596	432
Other EU	5,010	7,783
Other European countries	820	624
North America	8,436	14,492
Japan	5,450	5,319
Asia (excluding Japan)	16,155	13,967
Rest of the World	755	749
Total Net Sales	**37,222**	**43,366**

Saes Getters S.p.A. and Subsidiaries - Unaudited Consolidated Income Statement
Thousands of Euro

Three months ended June 30	**2002**	**2001**
Total net sales	**37,222**	**43,366**
Cost of sales	20,135	22,736
Gross profit	**17,087**	**20,630**
R & D expenses	3,349	2,862
Selling expenses	5,535	6,121
G&A expenses	4,652	5,666
Total operating expenses	13,536	14,649
Operating income	**3,551**	**5,981**
Interest and other financial income, net	305	462
Foreign exchange gains (losses), net	(386)	1,475
Other income (expenses), net	(86)	144
Income before taxes	**3,384**	**8,062**
Income taxes	886	2,329
Net income	**2,498**	**5,733**

Thousands of Euro

Six months ended June 30	**2002**	**2001**
Total net sales	**70,730**	**89,265**
Cost of sales	39,874	46,892
Gross profit	**30,856**	**42,373**
R & D expenses	6,734	6,005
Selling expenses	10,047	11,632
G&A expenses	9,318	10,972
Total operating expenses	26,099	28,609
Operating income	**4,757**	**13,764**
Interest and other financial income, net	647	884
Foreign exchange gains (losses), net	(315)	2,966
Other income (expenses), net	(80)	231
Income before taxes	**5,009**	**17,845**
Income taxes	1,209	5,486
Net income	**3,800**	**12,359**

Saes Getters S.p.A. and Subsidiaries - Unaudited Consolidated Income per Share
Euro

	2002 2nd qr.	2001 2nd qr.
Net Income per Ordinary Share	0.1007	0.2376
Net Income per Savings Share	0.1163	0.2532

Saes Getters S.p.A. and Subsidiaries - Consolidated Balance Sheets
Thousands of Euro

	Jun 30, 2002 (Unaudited)	Dec 31, 2001
Current assets *	151,031	161,685
Property, plant and equipment, net	66,049	67,756
Intangible assets, net	14,815	17,114
Investments and other financial assets	1,173	1,587
Total Assets	**233,068**	**248,142**
Current liabilities	50,563	58,389
Long-term liabilities	12,422	12,293
Shareholders' equity	170,083	177,460
Total Liabilities and Shareholders' Equity	**233,068**	**248,142**

* Including non-current deferred tax assets

Saes Getters S.p.A. and Subsidiaries - Consolidated Net Financial Position
Thousands of Euro

	Jun 30, 2002 (Unaudited)	Mar 31, 2002 (Unaudited)	Dec 31, 2001
Financial assets			
Cash and banks	67,825	72,377	70,546
Short term investments	7,587	10,449	10,457
Total current assets	**75,412**	**82,826**	**81,003**
Total long term assets	**0**	**0**	**0**
Total financial assets	**75,412**	**82,826**	**81,003**
Financial liabilities			
Bank overdraft	25,964	29,890	30,617
Current portion of long term debt	50	562	914
Total current liabilities	**26,014**	**30,452**	**31,531**
Long term debt, net of current portion	2,699	2,613	2,666
Total long term liabilities	**2,699**	**2,613**	**2,666**
Total financial liabilities	**28,713**	**33,065**	**34,197**
Net financial position	**46,699**	**49,761**	**46,806**

SAES GETTERS S.p.A.

Capital Stock Euro 12,220,000 fully paid-in
Address of Principal Executive Offices:
Viale Italia, 77 – 20020 Lainate (Milan), Italy
Registered with the Milan Court Companies Register no. 00774910152

Report on Operations – 2nd Quarter 2002

Consolidated results remarkably improved after the disappointing performance of the previous quarters. Particularly we are quite satisfied with the Components Aggregate both in terms of sales and profitability, also thanks to the continuous growth of mercury dispensers for fluorescent lamps used in the back-lighting of liquid crystal displays. On the opposite the Equipment Aggregate has been negatively affected by the semiconductor downturn.

During the second quarter, with regard to the reorganization plan in the Analytical Technologies Business Area, the integration of the activities of Trace Analytical, Menlo Park, California (USA), together with its laboratory in West Palm Beach, Florida (USA), with the activities of Molecular Analytics Sparks, Maryland (USA) continued. The transfer of the analytical system activities from Saes Pure Gas, Inc., San Luis Obispo, California (USA), to the same production area in Sparks, Maryland (USA) is ongoing.

With reference to the restructuring plan of the Display Devices Business Area, the plan, which aims at achieving a net reduction of the workforce of the associated company Getters Corporation of America Cleveland, Ohio (USA) and now incorporated in Saes Getters Usa, Inc., has been carrying on as planned.
The getter production made by Getters Corporation of America, in Cleveland, Ohio, USA, has terminated and the activities for moving the remaining machinery to the other Group companies involved in such production line have almost been completed.

EXHIBIT 2

CONSOLIDATED FINANCIAL STATEMENTS

Saes Getters S.p.A. and Subsidiaries - Unaudited Consolidated Income Statement
Thousands of Euro

Three months ended June 30	2002	2001
Total net sales	**37,222**	**43,366**
Cost of sales	20,135	22,736
Gross profit	**17,087**	**20,630**
R & D expenses	3,349	2,862
Selling expenses	5,535	6,121
G&A expenses	4,652	5,666
Total operating expenses	13,536	14,649
Operating income	**3,551**	**5,981**
Interest and other financial income, net	305	462
Foreign exchange gains (losses), net	(386)	1,475
Other income (expenses), net	(86)	144
Income before taxes	**3,384**	**8,062**
Income taxes	886	2,329
Net income	**2,498**	**5,733**

Thousands of Euro

Six months ended June 30	2002	2001
Total net sales	**70,730**	**89,265**
Cost of sales	39,874	46,892
Gross profit	**30,856**	**42,373**
R & D expenses	6,734	6,005
Selling expenses	10,047	11,632
G&A expenses	9,318	10,972
Total operating expenses	26,099	28,609
Operating income	**4,757**	**13,764**
Interest and other financial income, net	647	884
Foreign exchange gains (losses), net	(315)	2,966
Other income (expenses), net	(80)	231
Income before taxes	**5,009**	**17,845**
Income taxes	1,209	5,486
Net income	**3,800**	**12,359**

Saes Getters S.p.A. and Subsidiaries - Unaudited Consolidated Income per Share
Euro

	2002 2nd qr.	2001 2nd qr.
Net Income per Ordinary Share	0.1007	0.2376
Net Income per Savings Share	0.1163	0.2532

Saes Getters S.p.A. and Subsidiaries - Consolidated Balance Sheets
Thousands of Euro

	Jun 30, 2002 (Unaudited)	Dec 31, 2001
Current assets *	151,031	161,685
Property, plant and equipment, net	66,049	67,756
Intangible assets, net	14,815	17,114
Investments and other financial assets	1,173	1,587
Total Assets	**233,068**	**248,142**
Current liabilities	50,563	58,389
Long-term liabilities	12,422	12,293
Shareholders' equity	170,083	177,460
Total Liabilities and Shareholders' Equity	**233,068**	**248,142**

* Including non-current deferred tax assets

Saes Getters S.p.A. and Subsidiaries - Consolidated Net Financial Position
Thousands of Euro

	Jun 30, 2002 (Unaudited)	Mar 31, 2002 (Unaudited)	Dec 31, 2001
Financial assets			
Cash and banks	67,825	72,377	70,546
Short term investments	7,587	10,449	10,457
Total current assets	**75,412**	**82,826**	**81,003**
Total long term assets	**0**	**0**	**0**
Total financial assets	**75,412**	**82,826**	**81,003**
Financial liabilities			
Bank overdraft	25,964	29,890	30,617
Current portion of long term debt	50	562	914
Total current liabilities	**26,014**	**30,452**	**31,531**
Long term debt, net of current portion	2,699	2,613	2,666
Total long term liabilities	**2,699**	**2,613**	**2,666**
Total financial liabilities	**28,713**	**33,065**	**34,197**
Net financial position	**46,699**	**49,761**	**46,806**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounting Principles and Methods

The Quarterly Report has been prepared in accordance with Article 82 of the "Regulations for the implementation of the Legislative Decree No. 58 of February 24, 1998 on the activities of issuers of securities" (Consob Resolution No. 11971 of May 14, 1999, as amended).

The Quarterly Report is consistent with the accounting principles that govern the preparation of annual and consolidated financial statements, insofar as they are applicable.

Effective as of April 1, 2002, Molecular Analytics, Inc., located in Sparks, Maryland (USA) merged into Trace Analytical, Inc. The surviving entity changed its name into Molecular Analytics, Inc.

In April 2002 Saes Getters Finance S.A. merged into Saes Getters International Luxembourg S.A., Luxembourg.

On June 30, 2002, the merger through incorporation of Getters Corporation of America into Saes Getters Usa, Inc., Colorado Springs, Colorado (USA) has been executed.

Net Sales by Business Area and by Geographic Location of Customer

Saes Getters S.p.A. and Subsidiaries - Unaudited Consolidated Net Sales per Business Area
Thousands of euro (except %)

Business Area	2002 2nd qr.	2001 2nd qr.	total difference (%)	price qty effect (%)	exchange rate effect (%)
Display Devices	14,774	13,787	7.2%	7.4%	-0.2%
Light Sources	7,634	5,121	49.1%	52.5%	-3.4%
Electronic Devices & Flat Panels	3,178	3,322	-4.3%	-3.1%	-1.2%
Vacuum Systems & Thermal Insulation	1,459	1,374	6.2%	8.6%	-2.4%
Subtotal Components	**27,045**	**23,604**	**14.6%**	**16.0%**	**-1.4%**
Pure Gas Technologies	4,834	10,711	-54.9%	-54.5%	-0.4%
Analytical Technologies	3,151	3,940	-20.0%	-19.7%	-0.3%
Facilities Technologies	2,148	5,043	-57.4%	-58.2%	0.8%
Subtotal Equipment	**10,133**	**19,694**	**-48.5%**	**-48.6%**	**0.1%**
Other	44	68	-35.3%	-31.0%	-4.3%
Total Net Sales	**37,222**	**43,366**	**-14.2%**	**-13.2%**	**-1.0%**

Index:

Display Devices	Barium getters for cathode ray tubes
Light Sources	Products used in discharge lamps and fluorescent lamps
Electronic Devices & Flat Panels	Getters and metal dispensers for electron vacuum devices and flat panel displays
Vacuum Systems & Thermal Insulation	Pumps for vacuum systems and getters for thermal insulated devices
Pure Gas Technologies	Gas purifier systems for semiconductor industry and other industries
Analytical Technologies	Trace gas analyzers for semiconductor and other industries
Facilities Technologies	Quality assurance, quality control and material inspection of the gas distribution system in semiconductor industry and other industries

Saes Getters S.p.A. and Subsidiaries - Unaudited Consolidated Net Sales by Geographic Location of Customer
Thousands of Euro

	2002 2nd qr.	2001 2nd qr.
Italy	596	432
Other EU	5,010	7,783
Other European countries	820	624
North America	8,436	14,492
Japan	5,450	5,319
Asia (excluding Japan)	16,155	13,967
Rest of the World	755	749
Total Net Sales	**37,222**	**43,366**

Notes of Comment

Consolidated net sales were € 37.2 million in the second quarter of 2002 compared to € 43.4 million in the year-ago period.

Components Business

Consolidated revenues of the Components Business increased by 14.6% to €27 million in the second quarter of 2002 from €23.6 million in the same period one year-ago.

In particular, net sales of the Display Devices Business Area grew by 7.2% to €14.8 million compared to €13.8 million in the same period one year-ago. The increase is due to the growth of the cathode ray tube market.

Revenues of the Light Sources Business Area were €7.6 million in the second quarter 2002, reflecting an increase of 49.1% compared to the same period in 2001. The rise is due to a stronger demand of mercury dispensers for cold cathode lamps used as back-lighting of liquid crystal displays.

Revenues from the Electronic Devices & Flat Panels Business Area were €3.2 million, basically stable compared to the same period of 2001.

Net sales of the Vacuum Systems & Thermal Insulation Business Area increased by 6.2% to €1.5 million, compared to €1.4 million in the same period of the previous year thanks to increased sales of getters for thermal insulation.

Gross profit for the Components Business was €14.9 million in the second quarter of 2002, compared to €12.5 million in the same period of 2001.

Operating income for the Components Business grew to €7.3 million in the second quarter of 2002, from €5.5 million in the corresponding quarter of 2001 thanks to increased sales and a more favorable sales mix.

Equipment Business

Consolidated revenues of the Equipment Business were €10.1 million in the second quarter of 2002 compared to €19.7 million in the year-ago period, reflecting a decrease of 48.5%.

Net sales of the Pure Gas Technologies Business Area decreased by 54.9% to €4.8 million in the second quarter of 2002, compared to €10.7 million in the same period of 2001. The downturn of the semiconductor market, caused by production capacity excess and weakness of the final market demand, had a negative impact on the investment activity of the sector and consequently on the Group's sales.

Revenues of the Analytical Technologies Business Area decreased by 20% to €3.2 million in the second quarter of 2002, compared to €3.9 million in the correspondent period of 2001. The decrease in sales was due to the semiconductor market downturn.

Net sales of the Facilities Technologies Business Area decreased by 57.4% to €2.1 million from €5 million in the year-ago period. The decrease was due to the above mentioned downturn of the semiconductor market.

Gross profit for the Equipment Business was €2.1 million in the second quarter of 2002 compared to €8.1 million in the corresponding period of 2001.

Operating loss for the Equipment Business in the second quarter of 2002 was €3.7 million, compared to an operating income of €0.4 million in the year-ago period. The drop is mainly due to the decrease in sales. To be noticed that one-time costs, amounting to approximately €0.3 million, have been charged in the second quarter 2002. Such costs are related to the restructuring plan regarding the Pure Gas Technologies Business Area, announced on July 11, 2002. The reorganization plan will enable cost savings, estimated at approximately €2 million per year.

Consolidated gross profit was €17.1 million in the second quarter 2002, compared to €20.6 million in the same quarter of 2001.

Total operating expenses were €13.5 million from €14.6 million in the second quarter of 2001.

Consolidated operating income was €3.6 million in the three months ended June 30, 2002 from €6 million in the year-ago period. The R.O.S. ratio decreased from 13.8% in the second quarter of 2001 to 9.5% in the same period of 2002. The decline with respect to the previous year is mainly due to the reduction of the Equipment Aggregate operating result.

Income taxes were €0.9 million in the three months ended June 30, 2002, compared to €2.3 million in the three months ended June 30, 2001. As a percentage of income before taxes, income taxes were 26.2% in the second quarter of 2002, compared to 28.9% in the second quarter of 2001.

Consolidated net income was €2.5 million in the first quarter of 2002, with respect to €5.7 million of the same period of the previous year. The net income per Ordinary share and Savings Share was €0.1007 and €0.1163 respectively for the second quarter of 2002, compared to €0.2376 and €0.2532 in the year-ago period.

The Group's **net financial position** decreased to €46.7 million as of June 30, 2002, from €49.8 million as of March 31, 2002, mainly because of the disbursement for the payment of dividends.

<u>Six months results</u>

Consolidated net sales for the six months ended June 30, 2002 decreased by 20.8% to €70.7 million, compared to €89.3 million in the year-ago period.

Consolidated net income was €3.8 million in the first six months of 2002, with respect to €12.4 million of the same period of the previous year.

Net income per Ordinary Share and Savings Share was €0.1561 and €0.1717 respectively, compared to €0.5195 and €0.5351 for the corresponding period of 2001.

The gross margin was 43.6% of net sales in the first half of 2002, compared to 47.5% in the same period of 2001.

The R.O.S. ratio for the six months ended June 30, 2002 was 6.7% compared to 15.4% in the year-ago period.

Business Performance Outlook for the Current Year

We are confident that the favorable trend of the Components Aggregate will be confirmed also in the near future. Regarding the Equipment Aggregate we remain cautions, but confident on the cost reduction resulting from the restructuring plans.

The economic results for the period will be influenced by the exchange rates of the Euro against the major currencies. The Group entered into foreign exchange contracts to partially hedge its foreign exchange risk.

During the current month the Company has been continuing buying back its own shares.

Lainate, Milan - Italy, July 26, 2002

Saes Getters S.p.A.

Paolo della Porta
Chairman of the Board, President
and Group Chief Executive Officer